SHININGBANK
Energy Ltd.

RECEIVED
2007 JAN -4 A 6:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020022

December 18, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Press Release dated December 8, 2006 (Rider Resources Ltd. and Shiningbank Energy Income Fund announce termination of Plan of Arrangement)
2. Press Release dated December 15, 2006 (Shiningbank Energy announces January 2007 monthly distribution)

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

Murray J. Desrosiers
Corporate Secretary & General Counsel

H:\SEC\Cover Ltr 2006-12-18.DOC

1400, 111-5th Avenue S.W., Calgary, Alberta T2P 3Y6 Telephone: (403) 268-7477 Fax: (403) 268-7499

December 8, 2006

TSX: SHN.UN
TSX: RRZ

NEWS RELEASE FOR IMMEDIATE RELEASE

RIDER RESOURCES LTD. AND SHININGBANK ENERGY INCOME FUND ANNOUNCE TERMINATION OF PLAN OF ARRANGEMENT

Calgary, Alberta: Rider Resources Ltd. ("Rider") (TSX: RRZ) and Shiningbank Energy Income Fund ("Shiningbank") (TSX: SHN.UN) jointly announce that they have agreed to terminate the previously announced Plan of Arrangement involving Rider and Shiningbank.

The failure of the Government of Canada to provide guidance on the rules which will govern income trusts in the future and the possible retroactive application of the new rules to trusts and transactions already in the market on October 31, 2006 have led Rider and Shiningbank to take this action. The management and boards of directors of both entities agreed that it was appropriate to terminate the transaction at this time as there is currently no certainty as to the timing or content of the draft legislation. Subjecting the entities to these uncertainties for an extended time would not be in the best interests of the shareholders of Rider or the unitholders of Shiningbank.

For further information please contact:

Rider Resources Ltd.
Craig Stewart, President and Chief Executive Officer
Telephone: (403) 781-2445
John Ferguson, Vice-President, Chief Financial Officer and Corporate Secretary
Telephone: (403) 781-2446
Website: www.riderres.com

Shiningbank Energy Ltd.
David Fitzpatrick, President and Chief Executive Officer or
Bruce Gibson, Vice President, Finance and Chief Financial Officer
Debbie Carver, Investor Relations Coordinator
Telephone: (403) 268-7477
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

File No. 82-34977

SHININGBANK
Energy Income Fund

December 15, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces January 2007 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for January 2007 will be **C$0.23 per unit. The distribution is payable on January 15, 2007 to unitholders of record on December 31, 2006. The ex-distribution date is December 27, 2006.** This represents an approximate 18% annualized pre-tax cash-on-cash yield based on the December 14, 2006 closing price of C$15.12 per unit.

The Fund continues to contribute actively to lobbying efforts being conducted by the income fund sector regarding the federal government's ill-conceived changes to the taxation of income trusts. We encourage our unitholders to register their objections to the changes with their Members of Parliament. Our website contains details on how to contact your representative.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator